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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


   Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria
                                   Cresud Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, Par Value 1.00 Peso per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    226406106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  April 1,2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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

-------------------------------------------------          -------------------------------
CUSIP No. 226406106                                 13D                Page 2
-------------------------------------------------          -------------------------------
---------------- -------------------------------------------------------------------------
1
                 NAME OF REPORTING PERSON:                 Leucadia National Corporation
---------------- -------------------------------------------------------------------------
2
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                                      (a)  [X]
                                                                             (b)  [ ]
---------------- -------------------------------------------------------------------------
3
                 SEC USE ONLY
---------------- -------------------------------------------------------------------------
4
                 SOURCE OF FUNDS:           N/A
---------------- -------------------------------------------------------------------------
5
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                   [ ]
---------------- -------------------------------------------------------------------------
6
                 CITIZENSHIP OR PLACE OF ORGANIZATION:          New York
---------------- -------------------------------------------------------------------------
                 7
NUMBER OF SHARES       SOLE VOTING POWER:                              -0-

  BENEFICIALLY
    OWNED BY

      EACH
   REPORTING

  PERSON WITH
                 -------------------------------------------------------------------------
                 8
                       SHARED VOTING POWER:                     44,855,657
                 -------------------------------------------------------------------------
                 9
                       SOLE DISPOSITIVE POWER:                         -0-
                 -------------------------------------------------------------------------
                 10
                       SHARED DISPOSITIVE POWER:                44,855,657
---------------- -------------------------------------------------------------------------
11
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    44,855,657
                 REPORTING PERSON:
---------------- -------------------------------------------------------------------------
12
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
                 EXCLUDES CERTAIN SHARES:
---------------- -------------------------------------------------------------------------
13
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.8%*
---------------- -------------------------------------------------------------------------
14
                 TYPE OF REPORTING PERSON:                              CO
---------------- -------------------------------------------------------------------------



------------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

                                       2

-------------------------------------------------          -------------------------------
CUSIP No. 226406106                                 13D                Page 3
-------------------------------------------------          -------------------------------

---------------- -------------------------------------------------------------------------
1
                 NAME OF REPORTING PERSON:                          Phlcorp, Inc.
---------------- -------------------------------------------------------------------------
2
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                                      (a)  [X]
                                                                             (b)  [ ]
---------------- -------------------------------------------------------------------------
3
                 SEC USE ONLY
---------------- -------------------------------------------------------------------------
4
                 SOURCE OF FUNDS:           N/A
---------------- -------------------------------------------------------------------------
5
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                   [ ]
---------------- -------------------------------------------------------------------------
6
                 CITIZENSHIP OR PLACE OF ORGANIZATION:          Pennsylvania
---------------- -------------------------------------------------------------------------
                 7
NUMBER OF SHARES       SOLE VOTING POWER:                              -0-

  BENEFICIALLY
    OWNED BY

      EACH
   REPORTING

  PERSON WITH
                 -------------------------------------------------------------------------
                 8
                       SHARED VOTING POWER:                     44,855,657
                 -------------------------------------------------------------------------
                 9
                       SOLE DISPOSITIVE POWER:                         -0-
                 -------------------------------------------------------------------------
                 10
                       SHARED DISPOSITIVE POWER:                44,855,657
---------------- -------------------------------------------------------------------------
11
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    44,855,657
                 REPORTING PERSON:
---------------- -------------------------------------------------------------------------
12
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
                 EXCLUDES CERTAIN SHARES:
---------------- -------------------------------------------------------------------------
13
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.8%*
---------------- -------------------------------------------------------------------------
14
                 TYPE OF REPORTING PERSON:                              CO
---------------- -------------------------------------------------------------------------




------------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.


                                       3

--------------------------------------------         -------------------------------------
CUSIP No. 226406106                            13D                  Page 4
--------------------------------------------         -------------------------------------

---------------- -------------------------------------------------------------------------
1
                 NAME OF REPORTING PERSON:                      Baldwin Enterprises, Inc.
---------------- -------------------------------------------------------------------------
2
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                 GROUP:                                                      (a)  [X]
                                                                             (b)  [ ]
---------------- -------------------------------------------------------------------------
3
                 SEC USE ONLY
---------------- -------------------------------------------------------------------------
4
                 SOURCE OF FUNDS:           WC
---------------- -------------------------------------------------------------------------
5
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                   [ ]
---------------- -------------------------------------------------------------------------
6
                 CITIZENSHIP OR PLACE OF ORGANIZATION:          Colorado
---------------- -------------------------------------------------------------------------
                 7
NUMBER OF SHARES       SOLE VOTING POWER:                              -0-

  BENEFICIALLY
    OWNED BY

      EACH
   REPORTING

  PERSON WITH
                 -------------------------------------------------------------------------
                 8
                       SHARED VOTING POWER:                     44,855,657
                 -------------------------------------------------------------------------
                 9
                       SOLE DISPOSITIVE POWER:                         -0-
                 -------------------------------------------------------------------------
                 10
                       SHARED DISPOSITIVE POWER:                44,855,657
---------------- -------------------------------------------------------------------------
11
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    44,855,657
                 REPORTING PERSON:
---------------- -------------------------------------------------------------------------
12
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
                 EXCLUDES CERTAIN SHARES:
---------------- -------------------------------------------------------------------------
13
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.8%*
---------------- -------------------------------------------------------------------------
14
                 TYPE OF REPORTING PERSON:                              CO
---------------- -------------------------------------------------------------------------






------------------------
* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 24, 2008 (the "Schedule 13D"), with respect to the common stock, par value
1.00 Peso per share (the "Common Stock"), of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation ("Cresud" or the "Company"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby supplemented as follows:

            On or about March 26, 2008, Baldwin exercised its accretion rights with respect to the Offering and purchased 2,489,095 shares of Common Stock and 2,489,095 Warrants, which are convertible into 829,698 shares of Common Stock. The amount of funds used by Baldwin to exercise its accretion rights was $3,892,552. The source of funds used in connection with such purchase was Baldwin's funds available for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. All percentages in this Item 5 are based on 511,988,685 shares of Common Stock deemed to be outstanding with respect to the Reporting Persons, following the Offering as set forth in the Prospectus (500,774,772 shares of Common Stock as reported in the Prospectus to be outstanding following the Offering and 11,213,914 shares of Common Stock respectively that may be acquired by the Reporting Persons pursuant to the exercise of an aggregate of 33,641,743 Warrants beneficially owned by the Reporting Persons).

             (a) As of April 1, 2008, the Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) Baldwin may be deemed to beneficially own an aggregate of 44,855,657 shares of Common Stock, representing approximately 8.8% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons. This consists of (A) 33,641,743 shares of Common Stock, representing approximately 6.6% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin owns, and (B) 11,213,914 shares of Common Stock, representing approximately 2.2% of the shares of Common Stock deemed to be outstanding with respect to the Reporting Persons that Baldwin may be deemed to beneficially own under Rule 13d-3.

                  (ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

            (b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to all shares of Common Stock beneficially owned by Baldwin reflected in this Statement on Schedule 13D.

                  Although the Reporting Persons do not currently have the power to vote or dispose of the 11,213,914 shares of Common Stock that Leucadia, Phlcorp and Baldwin may be deemed to beneficially own pursuant to the terms of the Warrants, Leucadia, Phlcorp and Baldwin may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 11,213,914 shares of Common Stock acquirable pursuant to the exercise of these Warrants.

            (c) Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As previously disclosed, Baldwin has reached an oral understanding with Mr. Eduardo S. Elsztain, Chairman of the Board of Directors of Cresud and a significant shareholder of IFIS, whereby Mr. Elsztain will have the right to purchase 20% of the total number of ADSs and Warrants owned by Baldwin (the "Call Right"), including ADSs and Warrants acquired in connection with the exercise of accretion rights at a price that provides Baldwin with a 15% return calculated on an annual basis. The Call Right is exercisable up to and including March 11, 2010 (the "Exercise Period") and terminates upon the expiration of the Exercise Period. The Call Right is transferable to affiliates of Mr. Elsztain. On April 1, 2008, a letter agreement between Baldwin and Mr. Elsztain was executed with respect to the Call Right (the "Letter Agreement"). The Letter Agreement grants Mr. Elsztain an option to acquire 672,835 Cresud ADSs and 6,728,349 Warrants, subject to equitable adjustment in the event of a stock split, recapitalization or other reclassification of the common shares of Cresud. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the complete text of the Letter Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Letter Agreement, dated April 1, 2008, by and between Baldwin Enterprises, Inc. and Eduardo S. Elsztain.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 2008

                                    LEUCADIA NATIONAL CORPORATION

                                    By: /s/ Joseph A. Orlando
                                        -------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President and
                                               Chief Financial Officer


                                    PHLCORP, INC.

                                    By: /s/ Joseph A. Orlando
                                        -------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President



                                    BALDWIN ENTERPRISES, INC.

                                    By: /s/ Joseph A. Orlando
                                        -------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.

    1 Letter Agreement, dated April 1, 2008, by and between Baldwin Enterprises, Inc. and Eduardo S. Elsztain.